Annual Report

DECEMBER 31, 2023

• Full Service Community Bank Since 1922 •



Security Federal Corporation

SecurityFederalBank.com



Security Federal Corporation

Branch locations in South Carolina and Georgia

5 Midlands Branches

1 Ridge Spring Branch

2 Evans Branches

9 Aiken County Branches

2 Augusta Branches

Security Federal Corporation

2023 ANNUAL REPORT CONTENTS



Broad Street Branch - Augusta, GA

Security Federal Corporation
announces
Fourth Quarter & Annual Earnings

Security Federal Corporation (the "Company"), the holding company for Security Federal Bank (the "Bank"), is pleased to announce its earnings and financial results for the quarter and year ended December 31, 2023.

The Company reported net income of $3.6 million, or $1.12 per common share, for the quarter ended December 31, 2023, compared to $3.3 million, or $1.01 per common share, for the fourth quarter of 2022. The increase in quarterly net income was primarily due to increased non-interest income. Additionally, during 2023, the Company recognized a $395,600 reduction in income tax expense as a result of tax credits associated with the Bank's newest branch located in Augusta, Georgia. Net income was $10.2 million, or $3.14 per common share, for both the years ended December 31, 2023 and 2022.



Augusta, GA Riverwalk

Fourth Quarter Financial Highlights

- Net interest income decreased $531,000, or 4.8%, to $10.4 million as the increase in interest expense exceeded the increase in interest income.

- Total interest income increased $5.2 million, or 39.3%, to $18.4 million while total interest expense increased $5.7 million, or 256.3%, to $7.9 million.

- Non-interest income increased $621,000, or 28.9%, to $2.8 million primarily due to an increase in grant income and trust department revenue.

- Non-interest expense increased $127,000, or 1.4%, to $9.1 million.

	Quarter Ended	
(Dollars in Thousands, except for Earnings per Share)	*12/31/2023*	*12/31/2022*
Total interest income	$ 18,384	$ 13,197
Total interest expense	7,949	2,231
Net interest income	10,435	10,966
Provision for credit losses	25	-
Net interest income after provision for credit losses	10,410	10,966
Non-interest income	2,770	2,149
Non-interest expense	9,051	8,924
Income before income taxes	4,129	4,191
Provision for income taxes	513	902
Net income	$ 3,616	$ 3,289
Earnings per common share (basic)	$ 1.12	$ 1.01

Full Year Comparative Financial Highlights

- Net interest income increased $1.7 million, or 4.5%, to $39.2 million when compared to the prior year primarily due to the increase in interest income on investment securities and loans, which was partially offset by an increase in interest expense on deposits.

- Total interest income increased $22.4 million, or 52.6%, to $65.0 million while total interest expense increased $20.7 million, or 411.7%, to $25.7 million.

- Non-interest income decreased $222,000, or 2.3%, to $9.4 million primarily due to a decrease in gain on sale of loans.

- Non-interest expense increased $1.7 million, or 4.9%, to $35.9 million.

HELPING PEOPLE

Changing Lives®

(Dollars in Thousands, except for Earnings per Share)	Year Ended	
	12/31/2023	12/31/2022
Total interest income	$ 64,977	$ 42,578
Total interest expense	25,729	5,028
Net interest income	39,248	37,550
Provision for credit losses	246	-
Net interest income after provision for credit losses	39,002	37,550
Non-interest income	9,390	9,612
Non-interest expense	35,914	34,225
Income before income taxes	12,478	12,937
Provision for income taxes	2,288	2,709
Net income	$ 10,190	$ 10,228
Earnings per common share (basic)	$ 3.14	$ 3.14

Credit Quality

- On January 1, 2023, the Company adopted the Current Expected Credit Losses ("CECL") accounting standard. The transition adjustment of the adoption of CECL included an increase in the allowance for credit losses on loans of $784,000 and an increase in the allowance for credit losses on unfunded loan commitments of $1.2 million, which is recorded in other liabilities. The Company recorded a net decrease to retained earnings of $1.6 million as of January 1, 2023, for the cumulative effect of adopting CECL, which reflects the transition adjustments noted above, net of the applicable deferred tax assets recorded.

- The Bank recorded $601,000 in provision for credit losses on loans held for investment, which was partially offset by a $355,000 reversal of the provision for unfunded commitments, resulting in a net provision expense of $246,000 during 2023 compared to no provision for credit losses in 2022.

- Non-performing assets were $6.8 million, or 0.44% of total assets, at December 31, 2023, compared to $6.4 million, or 0.46% of total assets, at December 31, 2022.

- Allowance for credit losses as a percentage of gross loans was 1.98% at December 31, 2023, compared to 2.00% at December 31, 2022.

At Period End (dollars in thousands)	12/31/2023	9/30/2023	12/31/2022
Non-performing assets	$ 6,825	$ 6,339	$ 6,393
Non-performing assets to total assets	0.44%	0.43%	0.46%
Allowance for credit losses	$ 12,569	$ 12,348	$ 11,178
Allowance to gross loans	1.98%	2.03%	2.00%



Broad Street Branch - Augusta, GA

Balance Sheet Highlights and Capital Management

- Total assets increased $168.3 million, or 12.2%, to $1.5 billion at December 31, 2023.
- Net loans receivable increased $72.6 million, or 13.2%, during the year to $622.5 million at December 31, 2023.
- Investment securities decreased $16.9 million, or 2.4%, to $700.7 million at December 31, 2023, as maturities and principal paydowns of investments exceeded purchases during the year.
- Total deposits increased $84.9 million, or 7.6% to $1.2 billion at December 31, 2023.
- Borrowings increased $66.7 million, or 64.6%, during the year to $170.0 million at December 31, 2023. The increase was primarily to assist in funding the continued loan demand.
- Common equity book value per share increased to $27.68 at December 31, 2023, from $23.76 at December 31, 2022.

Dollars in thousands (except per share amounts)	12/31/2023	9/30/2023	12/31/2022
Total assets	$ 1,549,671	$ 1,477,330	$ 1,381,366
Cash and cash equivalents	128,284	84,224	28,502
Total loans receivable, net	622,529	598,029	549,917
Investment securities	700,712	705,558	717,586
Deposits	1,194,997	1,186,053	1,110,085
Borrowings	170,035	119,898	103,323
Total shareholder's equity	172,362	158,996	160,233
Common shareholder's equity	89,413	76,047	77,285
Common equity book value per share	$ 27.68	$ 23.46	$ 23.76
Total risk based capital to risk weighted assets (1)	19.49%	19.33%	19.03%
CETI capital to risk weighted assets (1)	18.24%	18.08%	17.78%
Tier 1 leverage capital ratio (1)	9.83%	10.11%	10.41%

(1) - Ratio is calculated using Bank only information and not consolidated information

Security Federal has 19 full service branches located in Aiken, Ballentine, Clearwater, Columbia, Graniteville, Langley, Lexington, North Augusta, Ridge Spring, Wagener and West Columbia, South Carolina and Augusta and Evans, Georgia. The Bank's newest branch, located in downtown Augusta, Georgia, opened in April 2023. It is a full-service branch offering depository banking as well as commercial and consumer lending. A full range of financial services, including trust and investments, are provided by the Bank and insurance services are provided by the Bank's wholly owned subsidiary, Security Federal Insurance, Inc.

In light of our continued, Security Federal Corporation, the holding company of Security Federal Bank, is pleased to announce that a quarterly dividend of $0.14 per share was paid on or about March 15, 2024, to shareholders of record as of February 29, 2024. This increased dividend represents an increase of $0.01, or 7.7%, over the previous regular quarterly dividend.

This is the one hundred thirty-third consecutive quarterly dividend to shareholders since the Bank's conversion in October of 1987 from a mutual to a stock form of ownership. The dividend was declared as a result of the Bank's continued profitability.

For additional information contact Darrell Rains, Chief Financial Officer, at (803) 641-3000.

Timothy W. Simmons
CHAIRMAN

Roy G. Lindburg
PRESIDENT





Security Federal Corporation

HELPING PEOPLE *Changing Lives*®

Security Federal had another solid year despite the significant challenges faced by the banking industry in 2023.

The last two years, 2022 and 2023, were marked by an unprecedented 5.50% Federal Reserve increase in interest rates in a short period of time. This had a significant impact on our cost of funds and the demand for loans, especially mortgages. The rapidly changing market conditions and regulatory pressures, resulted in losses, closures, or mergers for several regional banks. However, our risk management strategies to include strong capital levels, liquidity and reserves continue to serve us well. Like other banks, we experienced net interest margin compression, as the spread between our lending and deposit rates narrowed. The margin compression impacted our earnings in 2023.

Continued profitability: We posted a net income of $10.2 million. Our return on assets and return on equity were 12.68% and 0.70%, respectively. Our liquidity and capital ratios continue to be well above the regulatory requirements, reflecting our financial strength and stability.

Net increase in loans outstanding: We grew our loan portfolio by 13.2%, reaching $622.5 million in total loans. We diversified our loan mix, with a focus on commercial, residential, and consumer lending. We maintained our high credit standards and underwriting practices, resulting in a low non-performing assets ratio of 0.44%.

CDFI mortgage lending focus on affordable housing needs in our communities: As a certified Community Development Financial Institution (CDFI), we are committed to serving the low- and moderate-income individuals and families in our markets. We provided $14.8 million in low cost 100% mortgage loans for affordable housing needs in our designated CDFI markets. We also partnered with local organizations and agencies to offer financial education, counseling, and assistance to individuals in our communities.

Dedication to community engagement: In addition to our lending focus, we continued to support our communities through various outreach initiatives, along with donations to local charities and non-profits, and volunteering many hours of in-person, hands-on service.

Opening of new office in downtown Augusta: We expanded our presence and reach in the growing Augusta, Georgia market by opening a new office at 1109 Broad Street. The new office offers a full range of banking services, including consumer and commercial lending, trust services, drive-through banking, a 24-hour ATM, and a state-of-the-art digital banking platform. The new office also showcases our community-minded focus, with an award-winning restoration of an historic 1924 building combined with modern design elements, and a customer-friendly layout.

We are optimistic about the opportunities and prospects for our bank. We are especially proud of our employees. We will continue to pursue our mission of "Helping People, Changing Lives", providing banking services with a personal touch. We will also seek to leverage our CDFI status, our community involvement, and our new offices to increase our market share, diversify our revenue streams, while being mindful of the importance of providing service at the high level that customers deserve.

We appreciate your loyalty and confidence in Security Federal Bank. We invite you to join us for our annual meeting on May 9, 2024, where we will discuss our performance, our plans, and our outlook in more detail. We look forward to your participation and your feedback.

J. Chris Verenes
CHAIRMAN & CEO
SECURITY FEDERAL BANK

Philip R. Wahl, II
PRESIDENT
SECURITY FEDERAL BANK



Financial Highlights

	FOR THE YEARS ENDED DECEMBER 31,	
	2023	*2022*
Total interest income	$64,977,000	$42,578,000
Total interest expense	25,729,000	5,028,000
Net interest income before provision for loan losses	39,248,000	37,550,000
Provision for credit losses	246,000	-
Net interest income after reversal of provision for credit losses	39,002,000	37,550,000
Net income available to common shareholders	10,190,000	10,228,000
Earnings per common share - basic	$ 3.14	$ 3.14
Total book value per common share	$ 27.68	$ 23.76
Average interest rate spread	2.26%	2.89%
Net interest margin	2.89%	3.03%



Ballentine Branch - Irmo, SC

Financial Highlights

For graphs related to earnings, all periods presented are twelve month periods ending as of the dates indicated.

Net Income Available To Common Shareholders
(IN THOUSANDS)



Total Assets
(IN MILLIONS)



Return On Common Equity



Allowance For Loan Losses



Book Value Per Common Share



Earnings Per Common Share - Basic



Security Federal Corporation Stock Prices





Financial Highlights

Total Loans Held For Investment

(IN MILLIONS)



- **ALL OTHER LOANS**
- **PPP LOANS**



Checking And Savings Deposits

(IN MILLIONS)



- **PERSONAL CHECKING**
- **COMMERCIAL CHECKING**
- **SAVINGS**



Non-Interest Income

(IN MILLIONS)

- GAIN ON SALE OF LOANS
- DEPOSIT & CHECK CARD FEES
- TRUST FEES
- GAIN ON INVESTMENTS
- INSURANCE AGENCY
- GRANT INCOME
- OTHER



NON-INTEREST INCOME	2019	2020	2021	2022	2023
GAIN ON SALE OF LOANS	$1,728,741	$3,508,397	$3,836,411	$1,704,904	$ 625,573
DEPOSIT & CHECK CARD FEES	2,518,886	2,624,499	3,427,149	3,886,873	4,238,597
TRUST FEES	1,061,200	1,138,007	1,438,727	1,548,433	1,859,880
GAIN ON INVESTMENT	819,053	1,332,666	-	(2,211)	-
INSURANCE AGENCY	674,991	643,414	610,097	784,182	784,176
GRANT INCOME	478,049	519,712	1,826,265	170,699	437,350
OTHER	1,816,223	1,654,438	1,494,602	1,519,210	1,444,111

Capital Ratios Security Federal Bank

- 2021
- 2022
- 2023



Security Federal Corporation and Subsidiaries
Selected Consolidated Financial and Other Data

The following tables provide selected consolidated financial and operating data of Security Federal Corporation at and for the years indicated.

	At and For the Year Ended December 31,				
	2023	2022	2021	2020	2019
Balance Sheet Data at End of Period	(Dollars in Thousands, Except Per Share Data)				
Total Assets	$1,549,671	$1,381,366	$1,301,214	$1,171,710	$963,228
Cash and Cash Equivalents	128,284	28,502	27,623	18,025	12,536
Certificates of Deposit with Other Banks	2,350	1,100	1,100	350	950
Investment Securities	700,712	747,188	706,356	607,579	433,892
Total Loans Receivable, Net (1)	622,529	549,917	499,497	479,167	452,859
Deposits	1,194,997	1,110,085	1,115,963	918,096	771,407
Advances from Federal Home Loan Bank ("FHLB")	-	-	-	35,000	38,138
Borrowings from Federal Reserve Bank ("FRB")	119,200	44,080	-	48,700	-
Total Shareholder's Equity	172,362	160,233	115,523	111,906	91,758
Common Shareholder's Equity	89,413	77,284	115,523	111,906	91,758
Income Data					
Total Interest Income	$ 64,977	$ 42,578	$ 37,117	$ 37,096	$ 36,934
Total Interest Expense	25,729	5,028	3,824	6,581	8,311
Net Interest Income	39,248	37,550	33,293	30,515	28,623
Provision for (Reversal of) Credit Losses	246	-	(2,404)	3,600	375
Net Interest Income After Provision for (Reversal of) Credit Losses	39,002	37,550	35,697	26,915	28,248
Non-Interest Income	9,390	9,612	12,633	11,421	9,097
Non-Interest Expense	35,914	34,225	32,047	29,708	27,871
Income Taxes	2,288	2,709	3,509	1,577	1,680
Net Income	$ 10,190	$ 10,228	$ 12,774	$ 7,051	$ 7,794
Per Common Share Data					
Net Income Per Common Share (Basic)	$ 3.14	$ 3.14	$ 3.93	$ 2.19	$ 2.64
Cash Dividends Per Share	$ 0.52	$ 0.76	$ 0.44	$ 0.40	$ 0.40

	Year Ended December 31,				
	2023	2022	2021	2020	2019
Other Data					
Average Interest Rate Spread	2.26%	2.89%	2.87%	2.91%	3.10%
Net Interest Margin (Net Interest Income / Average Earning Assets)	2.89%	3.03%	2.97%	3.04%	3.26%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	133.45%	134.63%	128.62%	120.99%	116.83%
Common Equity to Total Assets	5.77%	5.59%	8.88%	9.55%	9.53%
Non-Performing Assets to Total Assets (2)	0.44%	0.46%	0.22%	0.31%	0.43%
Return on Assets	0.70%	0.75%	1.04%	0.63%	0.80%
Return on Common Equity	12.68%	11.39%	11.20%	6.81%	8.90%
Average Common Equity to Average Assets Ratio	5.52%	6.63%	9.27%	9.32%	9.05%
Dividend Payout Ratio on Common Shares (3)	16.56%	24.17%	11.20%	18.46%	14.41%
Number of Full-Service Offices	19	18	17	17	17

(1) Includes loans held for sale · (2) Non-performing assets consist of non-acrual loans and other real estate owned ("OREO")
(3) Ratio of dividends paid on common shares to net income available to common shareholders


Annual and Other Reports



The Company is required to file an annual report on Form 10-K for its fiscal year ended December 31, 2023, with the Securities and Exchange Commission. Copies of Form 10-K, Security Federal Corporation's annual report and the Company's quarterly reports may be obtained from and inquiries may be addressed to Mrs. Beverly Nettles of Security Federal Corporation.

GENERAL INQUIRIES

Mrs. Beverly Nettles
VP/Assistant Secretary
Security Federal Corporation
238 Richland Ave., NW
P.O. Box 810
Aiken, SC 29802-0810
Phone: 803.641.3000
Toll Free: 866.851.3000

SPECIAL COUNSEL

Breyer & Associates, PC
Suite 785
8180 Greensboro Dr.
McLean, VA 22102

TRANSFER AGENT

Security Federal Corporation
238 Richland Ave., NW
Aiken, SC 29802-0810

INDEPENDENT AUDITORS

Elliott Davis, LLC
1901 Main Street
Suite 900
P.O. Box 2227
Columbia, SC 29202-2227

Board of Directors

Timothy W. Simmons
Chairman
Security Federal Corporation
Aiken, SC

Dr. Robert E. Alexander
Chancellor Emeritus
Univ. of SC at Aiken
Aiken, SC

Hon. William Clyburn
Member of the South Carolina
House of Representatives
Aiken, SC

Francis M. Thomas
Retired Banker
Aiken, SC

J. Chris Verenes
CEO
Security Federal Corporation
Aiken, SC

Thomas L. Moore
Owner
TL Moore Consulting, LLC
North Augusta, SC

Roy G. Lindburg
President
Security Federal Corporation
Aiken, SC

Richard T. Harmon
Retired Banker
Aiken, SC

Harry O. Week, Jr.
Business Development
Executive Hutson Etherredge
Companies
Aiken, SC

Jessica T. Cummins
Retired Banker
Lexington, SC

Frampton W. Toole, III
Attorney-at-Law
Toole & Toole
Aiken, SC



Bank Advisory Boards

SOUTH CAROLINA BOARDS

MIDLAND VALLEY

Charles A. Hilton
Retired General Manager
Breezy Hill Water & Sewer

Pat Guglieri
Retired Banker

Rev. Stephen Phillips
Pastor, Christian Heritage Church

Patricia Abney-McDaniel
Retired Educator

Thomas L. Moore
Owner, TL Moore Consulting, LLC

Glenda K. Napier
Co-Owner, Napier Funeral Home

RIDGE SPRING

R. Clark DuBose
Retired Farmer and Retired Bank
Financial Advisor

Sarah P. Johnson
Retired, Riegel Textile/Mount Vernon Mills

Janet F. Rodgers
President/Owner, Gene Ray Fulmer
Construction Co. Inc.

L. David Sawyer, Jr.
Retired Attorney

MIDLANDS

L. Todd Sease
Partner, Jumper, Carter, Sease Architects PA

Sen. Nikki G. Setzler
Sr. Partner, Setzler & Scott, PA Law Firm

T. Randall Halfacre
Community Ambassador, Alumni and
Development, Columbia International
University

Baylen T. Moore
Attorney at Law

Jamie L. Devine
President/CEO, Community Assistance
Provider

Rev. Rickie Glenn
Pastor, Mt. Zion Missionary
Baptist Church of Cayce

Scott L. Garvin
President, Garvin Design Group

Jerrold J. Watson
Retired Executive

Rev. Preston H. Winkler
Retired Administrator/Community
Diversity Advocate, Associate Minister,
Jerusalem Baptist Church

Qwendolyn Etheredge
Mayor, Town of Ridge Spring

NORTH AUGUSTA

Rev. G.L. Brightharp
Owner, G.L. Brightharp & Sons Mortuary

Terra L. Carroll
President/CEO, North Augusta Chamber
of Commerce

William M. Hixon
Owner, Hixon Realty

Thomas L. Moore
Owner, TL Moore Consulting, LLC

John P. Potter
Retired Director of Finance, City of
North Augusta

WAGENER

M. Judson Busbee
Retired Business Owner

Dr. Michael L. Miller
Mayor, Town of Wagener

Richard H. Sumpter
Retired Educator

K. Maquel Blizzard
Owner, Blizzard Funeral Home

Charlie E. Tyler
Retired Business Owner & Educator

YOUNG ADVISORY BOARD

Michael C. Strange, EVP
Community Development & Public
Affairs Young Professional Advisory
Board Coordinator

Kiosha Boyles
Marketing and Communications
Director Richland Library

Hamilton Grant
President, Grant Business Advisors, LLC

Noah Green
Account Manager, SupplyOne Carolinas

Maurice Phillips
Insurance Agent, SC Farm Bureau

James "Jim" Reese II
Lead Pastor, Decided Church

Blair Salmon
VP-CFO Ambulatory Prisma Health
Medical Group

Antjuan Seawright
CEO, Blue Print Strategy LLC

GEORGIA BOARDS

RICHMOND COUNTY

Robert C. Hagler
Retired Attorney

Clint T. Bryant
Owner, Coach B LLC

Dr. Gregory M. Fuller
Pastor, Macedonia Baptist Church

Jasmine Sims
Chief of Staff, Augusta Mayor's Office

Hawthorne E. Welcher, Jr.
Director, Augusta-Richmond County
Housing and Community Development

COLUMBIA COUNTY

Kuan S. Kuo
President, Kuo Enterprises

JoAnn J. Herbert
Vice President, Herbert Homes, Inc.

Rev. Robert L. Ramsey
Pastor, Gospel Water Branch Baptist Church

Omayra Andujar Basco
Owner, Victoria's Beauty Gallery

Keesha Johnson
Weatherization Coordinator CSRA
Economic Opportunity Authority, Inc.



Management Team

J. Chris Verenes
Chairman & CEO
Security Federal Bank

Roy G. Lindburg
President, Security Federal Corporation

Phillip R. Wahl, II
President, Security Federal Bank

Darrell R. Rains
EVP - CEO

Margaret A. Hurt
Controller

Andrea P. Haltiwanger
President - Insurance

Karl G. Lutterloh
President - Trust and Investment

Anthony J. Ateca
EVP - Chief Administrative Officer

Rick T. Crawford
EVP - Financial Services

Gabriele C. Dukes
EVP - Financial Counseling

John L. Girardeau
EVP - Mortgage Lending

W. Scott Hagler
EVP - Midlands Market President

Paul T. Rideout
EVP - Chief Lending Officer

Michael C. Strange
EVP - Community Development
& Public Affairs

Shane M. Bagby
SVP - Commercial Banking Officer
& SBA Programs Manager

Eric B. Boetsch
SVP - Deputy Operations Officer

Dorothy E. Brandon
SVP - Augusta Market President

Nathan T. Crowe
SVP - Chief Accounting Officer

Alicia N. Heath
SVP - Human Resources

Mallory H. Holley
SVP - Director of Marketing
& Community Relations

Heather N. Carlson
SVP - Chief Compliance Officer

Sheri Meetze
SVP - Director of Internal Audit

Patricia B. Moseley
SVP - Loan Operations Director

Virginia G. Smith
SVP - Mortgage Loan Officer

Kathi J. Snipes
SVP - CDFI Coordinator/CRA Officer

Gary E. Wertz
SVP - Branch Administration Manager

Thomas H. Wessel
SVP - IT Manager

L. Gaye Wright
SVP - Electronic Banking Manager

Casey T. Bannister
VP - Finance

Gina K. Booth
VP - Market Research

Joshua J. Booth
VP - Mortgage Loan Originator

Jeffrey A. Branum
VP - Retail Market Manager

Greg R. Bundick
VP - Financial Services Officer

Tammy L. Chavous
VP - Mortgage Underwriting Manager

Mary P. Ciesielski
VP - Mortgage Loan Originator

John J. Engel
VP - Financial Services Officer

Kimberly L. Hamill
VP - Trust Officer

Tammy D. Hasty
VP - Mortgage Quality Control
Coordinator

Jennifer A. Heverly
VP - Mortgage Loan Processing Manager

W. David Keller
VP - Financial Services Officer

Marilyn C. Jordan
VP - Special Assets Manager

Timothy V. Key
VP - Mortgage Loan Originator

Jarred L. Knight
VP - Financial Services Officer

Jacqueline Kutkoski
VP - Human Resources

Christine L. Lewis
VP - Financial Counseling Area Team
Lead

Joe E. Lewis
VP - Financial Services Officer

Stephanie O. Lord
VP - Business Solutions Manager

Tracy M. Medlin
VP - Mortgage Loan Underwriter

Damion Moses
VP - Financial Services Officer

Beverly S. Nettles
VP - Assistant Corporate Secretary

Andrew L. Passmore
VP - Mortgage Loan Originator

Stephany L. F. Percy
VP - Compliance Analyst

Sarah J. Rideout
VP - BSA/AML/OFAC Officer

Sondra L. Robertson
VP - Retail Marketing Manager

Erica L. Smith
VP - Customer Experience Manager

Todd C. Stanford
VP - Financial Services Officer

Angela L. Stroud
VP - Payment Solutions

Kenneth S. Washburn
VP - Financial Services Officer

Joseph L. Wiltse
VP - Mortgage Loan Production Manager

J. Harrison Wood
VP - Credit Administration Manager

Branch Locations





**Augusta - Broad St.,
Georgia Branch**



**Evans - Riverwood,
Georgia Branch**

**Columbia - Spring Valley,
South Carolina Branch**





**Aiken - Laurens St.,
South Carolina Branch**

**Whiskey Road
Aiken, South Carolina**
1705 Whiskey Road
Logan B. Spires, AVP/Manager

North Augusta, South Carolina
315 E. Martintown Road
Samantha A. Hartley
AVP/Manager

**Laurens Street
Aiken, South Carolina**
100 Laurens Street
Tiffany N. Slaven, Manager

**Richland Avenue
Aiken, South Carolina**
1665 Richland Avenue
Kizzy N. Harris, Manager

**South Side
Aiken, South Carolina**
2587 Whiskey Road
Erica A. Baynham, AVP/Manager

Graniteville, South Carolina
50 Canal Street
Pamela F. Barwick, AVP/Manager

Langley, South Carolina
2812 Augusta Road
Sondra L. Robertson,
VP/Retail Market Manager

Clearwater, South Carolina
4568 Jefferson Davis Highway
Torrie D. Curry, AVP/Manager

Wagener, South Carolina
118 Main Street
D. Scott Tindal, AVP/Manager

Ridge Spring, South Carolina
636 East Main Street
David C. White, Manager

West Columbia, South Carolina
1185 Sunset Boulevard
Jeffrey A. Branum, VP/Retail Market Manager

Lexington, South Carolina
5446 Sunset Boulevard
Gale R. McCartha, AVP/Manager

**Spring Valley
Columbia, South Carolina**
9370 Two Notch Road
Judith R. Powers, AVP/Manager

**Assembly Street
Columbia, South Carolina**
1900 Assembly Street
Renee W. Edwards, AVP/Manager

Ballentine, South Carolina
1790 Dutch Fork Road, Irmo, SC
Christina B. Chappell, AVP/Manager

Evans, Georgia
7004 Evans Town Center Boulevard
Steven P. Stottlemyre, Manager

**Riverwood
Evans, Georgia**
5133 Washington Road
Scott S. McFarland, Manager

**Walton Way
Augusta, Georgia**
1607 Walton Way
Colette G. D'Antignac, AVP/Manager

**Broad Street
Augusta, Georgia**
1109 Broad Street
Traci L. Pokrywka, Manager



South Boundary - Aiken, SC



Security
Federal
Corporation





Member
FDIC

EQUAL HOUSING
LENDER

NMLS# 456430